SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated June 24, 2011 filed by the Company with the Comisión Nacional de Valores.

By letter dated June 24, 2011, the Company reported that APSA, by itself or through a subsidiary, has acquired from Boldt S.A. and Inverama S.L. (the “Sellers”) the fifty percent (50%) of the shares of Nuevo Puerto Santa Fe S.A., hereinafter “NPSF,” a corporation that is tenant of a building in which was built and operates a shopping center of approximately 8,000 leasable square meters (sqm), located at the Santa Fe City’s Port, Santa Fe Province. APSA will pay USD 4,518,404.25 (Four Million Five Hundred Eighteen Thousand Four Hundred and Four with 25/100 U.S. Dollars) in 24 monthly installments without interest; the last installment must be paid in February, 2013.

The NPSF’s shares purchased are subject to the condition that the Administrative Entity of Puerto Santa Fe approves the amendment of the shareholding structure and that Santa Fe Lottery Social Welfare Found “Caja de Previsión Social Lotería Santa Fe” does not object it. If meeting this requirement, the company would be constituted 50% by APSA and 50% by GRAINCO SA, which currently has 33.33% of the company.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of Relationships with the markets

Dated: June 28, 2011